Exhibit 99.1

For immediate release Chennai, India, October 22, 2018

Sify reports Revenues of INR 5509 Million for
Second Quarter of FY 2018-19

EBITDA for the Quarter stood at INR 771 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5509 Million, an increase of 14% over the same quarter last year.

•	EBITDA for the quarter was INR 771 Million, an increase of 8% over the same quarter last year.

•	Net Profit for the quarter was INR 253 Million, an increase of 25% over the same quarter last year.

•	CAPEX during the quarter was INR 598 Million.

•	Cash balance at the end of the quarter was INR 1466 Million.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	September	September	June
	2018	2017	2018

Revenue	5,509	4,840	4,683
Cost of Revenues	(3,470)	(3,067)	(2,845)
Selling, General and Administrative Expenses	(1,268)	(1,057)	(1,097)

EBITDA	771	716	741

Depreciation and Amortisation expense	(384)	(524)	(387)
Net Finance Expenses	(175)	(74)	(134)
Other Income (including exchange gain)	67	85	34
Other Expenses (including exchange loss)	(26)	-	(53)

Profit before tax	253	203	201
Income tax expense
Profit for the period	253	203	201

Profit attributable to:

Reconciliation with Non-GAAP measure
Profit for the period	253	203	201
Add:
Depreciation and Amortisation expense	384	524	387
Net Finance Expenses	175	74	134
Other Expenses (including exchange loss)	26	-	53
Income tax expense	-	-	-
Less:
Other Income (including exchange gain)	(67)	(85)	(34)

EBITDA	771	716	741

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “We continue to see more Global and Domestic Enterprises contracting us for their pan-India implementation. These companies are able to leverage the maturity of our Telecom and Data Center business to shrink their go-to-market time. The Government’s aggressiveness on digitization is also continuing to open up opportunities for our broader set of services.”

Mr. Kamal Nath, CEO, said, “Our recent wins are an endorsement of our vertical go-to-market strategy that was introduced a year earlier. This is reflecting positively on our revenue mix, profitability and new order book. Recent public policy changes regarding proposed data protection regulations in India and the Central Bank’s directive on domiciling data in the country of origin is driving demand as more global players look at hosting their applications within India. Our “Cloud@Core” service lines are perfectly aligned to cater to these demands.”

Mr. M P Vijay Kumar, CFO, said, “We continue our investments, specifically in Data Center infrastructure and enhancement of our network and IT managed services portfolio. While our revenues continue to grow, we continue to focus on fiscal prudence in the face of a tightening market.

Our cash balance at the end of the quarter stands at INR 1466 Million.”

CORPORATE COMMENTARY

Mr. Arun Seth has been appointed as Independent Director and Member, Audit Committee, subject to the approval of shareholders. A respected Telecom leader, Mr. Seth was the founding Managing Director of British Telecom in India and is an active evangelist of the software product eco-system. With his appointment, Sify is now fully compliant with the NASDAQ Listing Rule 5605 on the number of Independent Directors on the Board and Audit Committee. A detailed announcement will follow shortly.

BUSINESS HIGHLIGHTS

•	Revenue from Data Center centric IT Services grew by 25% during the same quarter last year.

•	Segment-wise, revenue from Data Center Services, Cloud and Managed Services and Technology Integration services grew by 36%, 76% and 52% respectively. Revenue from Applications Integration Services fell by 25%, post-delivery last year of the largest online examinations.

•	Revenue from Telecom centric services grew by 4% over the same quarter last year.

•	Segment-wise, revenue from Data and Managed Services grew 11% while revenue from the Wholesale Voice business fell by 9% over the same quarter last year.

GROWTH DRIVERS

Indian enterprises are in the mode of accelerated adoption of cloud model to drive their digital transformation and digitalization initiatives. The cloud adoption is being driven by the scalable and flexible needs of DCs as well as the need for digital tools like Artificial intelligence, Advanced Analytics, IoT, Machine Learning. This trend is visible among almost all the verticals of the industry.

This is driving usage and monetization of cloud infra, data centers and cloud aligned network infrastructures- the areas where Sify has invested majorly in India.

Sify views its services business around cloud migration and management and cloud security to be an area of fast growth.

On the Telecom front, Sify’s Cloud and DC centric infrastructure was further expanded to include cloud interconnections with Google Cloud during the quarter and launch of the nx400G capable metro infrastructure in the cities of Chennai and Bengaluru. Sify also augmented its wireless network across India, with 200 new base stations commissioned.

KEY WINS

A consolidated list of the key sign ups during the quarter is as below:

•	17 customers signed up to have their workload migrated from their on-premise DC to multiple clouds like Sify Cloud Infinit, AWS and Azure. These cover key verticals such as Power, Health, Technology, Finance Institutions and FMCG.

•	15 customers have signed up with Sify for greenfield cloud project implementation. These cover verticals such as Technology, Logistics, healthcare, Power, Fashion, Heavy Engineering, Chemicals etc.

•	14 new customers have signed up for Disaster Recovery as a Service (DRaaS) across verticals like Renewable Power, Chemical Engineering, Health, Technology, Automobile Finance, Infrastructure finance, Accounting and Logistics.

•	12 customers have contracted Sify to migrate their on-premise Data Center to Sify’s Data Center. These range from Insurance, Power Transmission, Media, NBFCs, Electrical Engineering etc.

•	8 new customers across Banking and Health and State Governments signed up for building Private Cloud at their Data Center.

•	4 new customers also contracted Sify for setting up of their Disaster Recovery center. These customers span verticals like Banking, Government and Insurance.

•	9 new customers signed up for Information Security services covering verticals like the Central Government Power sector, State Government, Banking etc.

•	6 new customers signed up for Digital encryption.

•	3 new customers across Defence and the Government signed up for cloud based online test this quarter.

•	The Telecom Centric Services added 427 new customers in the quarter.

•	Key wins in the quarter include a leading FMCG company in India that outsourced its Wide Area Network to Sify.

•	Sify won a Managed WiFi contract from two leading manufacturing conglomerates in India. The edge/WiFi deployment will cover multiple locations for both customers across the country in the next few quarters.

•	Sify’s managed and secure SD-WAN offering has seen early traction in the market place with wins across the pharmaceutical and manufacturing verticals.

•	Other notable wins in the quarter include contracts for Inter-cloud connectivity for a leading Asian cloud provider.

•	Sify also won a large contract to build a network for a European technology provider that will connect their multiple sites in India as well as across the globe.

About Sify Technologies

Sify is the largest ICT service provider, systems integrator, and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 10000 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class player in India, Sify, today has presence in more than 1600 cities in India and in North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2018, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	20:20 Media	Grayling Investor Relations

Mr. Praveen Krishna	Nikhila Kesavan	Shiwei Yin
Investor Relations & Public Relations	+91 9840124036	+1-646-284-9474
+91 44 22540777 (ext.2055)	nikhila.kesavan@2020msl.com	Shiwei.Yin@grayling.com
praveen.krishna@sifycorp.com